SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated February 26, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: February 26, 2021

Exhibit 99.1

China Distance Education Holdings Limited

Announces Shareholders’ Approval of Going-Private Transaction

BEIJING — February 26, 2021 — China Distance Education Holdings Limited (NYSE: DL) (the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced that at an extraordinary general meeting (the “EGM”) held today Beijing Time, the Company’s shareholders voted at the EGM to authorize and approve (i) the previously-announced agreement and plan of merger (the “Merger Agreement”), dated as of December 1, 2020, by and among the Company, Champion Distance Education Investments Limited (“Parent”), and China Distance Learning Investments Limited (“Merger Sub”), a wholly-owned subsidiary of Parent, pursuant to which Merger Sub will be merged with and into the Company (the “Merger”); (ii) the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) for the purposes of the Merger; and (iii) the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Approximately 96.6% of the total outstanding ordinary shares (“Ordinary Shares”) of the Company were voted in person or by proxy at the EGM. Of the Ordinary Shares voted at the EGM, approximately 67.4% were voted in favor of the Merger Agreement; the Plan of Merger; and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger. The affirmative vote of at least two-thirds of the ordinary shares present and voting in person or by proxy at the EGM was required for approval.

The Company and the other parties to the Merger Agreement currently expect to proceed expeditiously to complete the Merger, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Upon completion of the Merger, the Company will survive as a wholly-owned subsidiary of Parent; the American depositary shares (the “ADSs”) of the Company, each of which represents four Ordinary Shares, will no longer be listed on The New York Stock Exchange; the ADS program will terminate; and the ADSs and the Ordinary Shares will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

Safe Harbor Statement

This announcement contains forward-looking statements. Any such statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Risks and uncertainties include the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger that are discussed in the proxy statement included as part of the Schedule 13E-3 transaction statement filed with the SEC on January 29, 2021 by the Company and the other filing persons named therein. The Company does not undertake any obligation to update any forward-looking statement or other information included in this press release, except as may be required by applicable law.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, legal and other industries. The Company also offers online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, and practical accounting training courses for college students and working professionals. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Contacts:

In China:

China Distance Education Holdings Limited

Jiao Jiao

Tel: +86-10-8231-9999 ext. 1826

Email: IR@cdeledu.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: dl@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 212-481-2050

Email: dl@tpg-ir.com